

September 30, 2022

G. Raymond Zage, III
Chief Executive Officer
Tiga Acquisition Corp.
Ocean Financial Centre
Level 40, 10 Collyer Quay, Singapore 049315

> **Re: Tiga Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 15, 2022**
> **File No. 333-264902**

Dear Mr. Zage:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

Market, Industry and Other Data, page 1

1. We note the revisions made in response to prior comment 2. Please revise these disclosures to clarify that you commissioned the Frost & Sullivan study. Additionally, please tell us what consideration you have given to including consents from Frost & Sullivan and Morning Consult. Consider Securities Act Rule 436.

Risks Related to Tiga and the Business Combination, page 96

2.   We note your response to prior comment 4. Given that Tiga's Class A ordinary share will convert, on a one-for-one basis, to New Grindr Common Stock, please clarify that recent common stock trading prices exceed the $10.00 threshold that would allow the company to redeem the public warrants.

Projected Financial Information, page 159

3.   We note your response to prior comment 6 where you detailed certain material estimates and assumptions underlying your financial projections. However, we note that such projections "reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Grindr's business..." Please revise your disclosure to address each of the conditions you mention. For example, disclose your estimates and assumptions relating to economic and regulatory conditions underlying your projections.

Grindr's Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Direct Revenue and Adjusted Indirect Revenue, page 260

4.   We note your response to prior comment 15 and we understand that you are adjusting Direct Revenue to add back the fair value purchase accounting adjustment made to deferred revenue. However, it remains unclear why this purchase accounting adjustment results in an offsetting adjustment to Indirect Revenue. We note that in your response you state that this is because "Indirect Revenue represents all other non-direct initiatives, and does not include the release through earnings of this referenced purchase accounting adjustment to deferred revenue." Please clarify why Indirect Revenue is reduced as it does not appear to be impacted by the initial purchase accounting adjustments made in connection with the acquisition. In this regard, your disclosures in Note 3 to Grindr's audited financial statements do not appear to indicate there were offsetting adjustments in either the initial purchase price allocation or the pro forma calculations. Further, it appears that this adjustment increases your non-GAAP measure of EBITDA, but there are no offsetting adjustments. As such, it appears to be reflected inconsistently in your non-GAAP measures.

Adjusted EBITDA, page 261

5.   We note your revised disclosure in response to prior comment 14; however, it is unclear what is included in non-recurring expense/losses (gains). Please clarify your disclosure to describe and quantify the components of this line item.

Unaudited Pro Form Combined Financial Information
Reorganization Transactions, page 285

6.   You disclose that Grindr, the Company and the San Vicente Entities have now determined that it may be desirable for Grindr to undertake an internal reorganization prior to the Business Combination. Clarify why you believe the Reorganization event is probable and it is appropriate to reflect the effects in a pro forma presentation. Revise your disclosures to describe the conditions that must be met to consummate the reorganization and the expected time line to complete these conditions. Also, please clarify whether the Reorganization is a condition of the Business Combination.

7.   You disclose that you may undertake the San Vicente Consolidation prior to the Business Combination whereby each of the San Vicente Entities will merge with and into Grindr with Grindr as the surviving entity. We also note that you include San Vicente Offshore Holdings (Cayman) Limited and Subsidiaries historical financial statements in your registration statement. Please clarify whether the entities that comprise San Vicente Offshore Holdings (Cayman) Limited are the same entities that will merge with Grindr in connection with the San Vicente Consolidation. Revise your disclosures accordingly and consider including an organization chart to more clearly describe the relationship between these entities and the entities included in the San Vicente Holdings (Cayman) financial statements.

8.   Revise your pro forma financial statements to separately reflect the San Vicente Consolidation. Include the separate historical financial statements of Grindr, the separate historical financial statements of San Vicente Offshore Holdings (Cayman) Limited and Subsidiaries, the pro forma reorganization adjustments, and the resulting Grindr entity that will survive the merger. Alternatively, please provide this pro forma consolidation in a footnote to the pro forma financial statements. Ensure your adjustments and disclosures fully explain the differences between the balances included in the San Vicente Offshore Holdings (Cayman) Limited and Subsidiaries financial statements and the balances included in the San Vicente entities that will merge with Grindr. In this regard, it appears that there are differences in the Goodwill, Deferred Tax Liability, Interest Expense and Noncontrolling interest balances.

9.   You disclose that you have reflected the effects of the potential Reorganization Transactions as a contribution of assets and liabilities between entities under common control in the pro forma financial information. Clarify how you considered presenting pro forma statements of comprehensive income for all periods for which historical financial statements of Tiga and Grindr are required. Refer to Article 11-02(c)2(ii).

10.   If you undertake the San Vicente Consolidation prior to the Business Combination, clarify if, and how, this impacts the SV Consolidation that you plan to undertake prior to the Business Combination, described on page 322. Revise your disclosures accordingly. Please also clarify how you considered updating your Organizational Structure on page 31 to reflect the San Vicente Consolidation.

Unaudited Pro Forma Combined Balance Sheet as of June 30, 2022, page 288

11.   Your disclosure on page F-17 indicates that you have $1,680,000 outstanding under a related party loan that is due and payable in full on the effective date of the Company's initial business combination, or, at the lenders discretion, may be converted at a price of $1.00 per warrant. Please clarify how you considered reflecting the repayment or conversion in your pro forma financial statements.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2021
2. Adjustments to Unaudited Pro Forma Combined Financial Information, paragraph 6, page 291

12.   We note your disclosure that Tiga will incur estimated direct and incremental transaction costs of $10.9 million in connection with the Business Combination prior to, or concurrent with the Closing. We further note your disclosure on page F-19 of Tiga Acquisition Corp.'s financial statements that you will pay a success fee in the event of a successful Business Combination. Tell us how you considered including an adjustment for these expenses in your pro forma Combined Statement of Operations for the Year Ended December 31, 2021.

Beneficial Ownership of Securities, page 312

13.   We note your response to prior comment 19 and re-issue this comment in part. Accordingly, please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Beryl Capital Management LLC and Millennium Management LLC. If you continue to believe you are unable to obtain this information, please explain in detail the steps you have taken to obtain this information. See Item 403 of Regulation S-K.

Financial Statements - Grindr Group LLC and Subsidiaries ("Successor") and Grindr Inc. and Subsidiaries ("Predecessor")
Notes to Consolidated Financial Statements
15. Unit and Stock Based Compensation, page F-92

14.   In your response to prior comment 24 you state that you provided disclosure of the weighted average grant date fair value used in the determination of the fair value of the unit options and stock awards granted during each period presented on pages F-56, F-57 and F-74 of Amendment No. 1. While we note your disclosure of the weighted average grant-date fair value per unit of unit options and Series P units granted, we cannot locate disclosure of the weighted average fair value of your common stock used in the determination of the fair value of your unit options and stock awards granted during each period presented. Please revise or advise.

You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rod Miller